YUKON-NEVADA GOLD CORP. ANNOUNCES NEW LISTING
ON THE TORONTO STOCK EXCHANGE

Vancouver, BC – June 27, 2007 – Yukon-Nevada Gold Corp. (TSX:YNG) began trading on the Toronto Stock Exchange on Monday, June 25th 2007, replacing YGC Resources Ltd. (TSX:YGC). Queenstake Resources Ltd. (AMEX:QEE) was de-listed at the close of trading on June 20th 2007 and Queenstake Resources Ltd. (TSX:QRL) was de-listed at the close of trading on June 25th 2007.

Yukon-Nevada Gold Corp.’s CUSIP number is 98849Q 10 1.

The Company is committed to being listed on the American Stock Exchange at the earliest appropriate time.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Manager, Investor Relations	Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@ygcr.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@ygcr.ca and specify “YNG releases” in the subject line.

Please visit our website at www.yukon-nevadagold.com

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to “U.S. Persons” as such term is defined by regulations under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.